October 29, 2024
Ms. Alison T. White
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:
EA Series Trust (the “Trust”)
Post-Effective Amendment No. 366 to the Registration Statement on Form N-1A (the “Amendment”)
File Nos.: 333-195493 and 811-22961
SHEP Tactical 500 ETF, SHEP Tactical Opportunities 1000 ETF, and SHEP Noah’s Ark ETF

Dear Ms. White:
This correspondence responds to comments received by the undersigned from the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) relating to the Amendment to register the SHEP® (“SHEP”) Tactical 500 ETF, SHEP Tactical Opportunities 1000 ETF and SHEP Noah’s Ark ETF (the “Funds”), each a proposed new series of the Trust.
For your convenience, the comments have been reproduced with responses following each comment. With respect to responses showing revisions made to the registration statement, new language is underlined and deleted language has a ~~strike-through~~. Capitalized terms not otherwise defined have the same meaning as in the Amendment. Responses provided to comments given pertaining to one section or Fund have been applied to other sections and Funds in the Amendment that contain the same or similar disclosure.
PROSPECTUS
1.Comment: In each Fund’s investment objective, please be more specific as to what “market” is being referred to and also insert “potentially” before the word “exposing.” Please also explain why the reference to “other equity investments” or “other fixed income investments” is appropriate in each Fund’s investment objective given that the Funds will alternate between equity securities or fixed-income securities and cash.
Response: The Trust has revised the disclosure to be more specific as to the market being referenced in each Fund’s objective, to add “potentially” as requested, and to remove the references to “other” equity or fixed income investments, as follows:
SHEP Tactical 500 ETF: “The SHEP® Tactical 500 ETF (the “Fund”) seeks to tactically capture the majority of U.S. large capitalization equity market returns by investing in exchange-traded funds (“ETFs”) that provide exposure to the U.S. large capitalization equity market ahead of anticipated market downturns, while potentially exposing investors to less volatility and downside risk ~~than other equity investments~~.
SHEP Tactical Opportunities 1000 ETF: “The SHEP® Tactical Opportunities 1000 ETF (the “Fund”) seeks to tactically capture the majority of U.S. small and mid-capitalization equity market returns by investing in exchange-traded funds (“ETFs”) that provide exposure to the U.S. small- and mid-capitalization equity markets ahead of anticipated market downturns, while potentially exposing investors to less volatility and downside risk ~~than other equity investments~~.
SHEP Noah’s Ark ETF: “The SHEP® Noah’s Ark ETF (the “Fund”) seeks to tactically capture the majority of U.S. fixed income market returns by investing in exchange-traded funds (“ETFs”) that provide exposure to the U.S. corporate bond and U.S. Treasury markets ahead of anticipated market downturns, while potentially exposing investors to less volatility and downside risk ~~than other fixed income investments~~.
11300 Tomahawk Creek Pkwy, Suite 310 ● Leawood, KS 66211
Practus, LLP ● Practus.com

2.    Comment: Please complete each Fund’s fees and expenses table and example and provide a copy to the Staff for review prior to the Fund’s effective date.
Response: The Trust has attached each Fund’s completed fees and expenses table and example to this correspondence. See Exhibit A.
3.    Comment: In the first sentence of each Fund’s Principal Investment Strategies section, clarify what is meant by “attempting to tactically reduce volatility and mitigate drawdowns” and revise the disclosure to explain how the Fund’s investment strategy is designed to accomplish this.
Response: The disclosure has been revised as follows:
“The Fund will ~~while~~ attempt~~ing~~ to tactically reduce volatility (relative to the U.S. large-capitalization equity market/U.S. small- and mid-capitalization equity markets/U.S. corporate bond and U.S. Treasury markets) and mitigate draw downs (the amount the Fund’s value has declined from its highest point) in anticipation of market downturns by allocating assets from U.S. equity securities/fixed income securities towards cash and cash equivalents when market prices are trending downward and market risk is rising.”
4.    Comment: It is confusing that the second sentence of the Principal Investment Strategies section for the SHEP Tactical 500 ETF states that the Fund will seek to obtain its desired exposure to U.S. equity securities “by investing in a portfolio of ETFs or a single ETF” and the fourth sentence of the section states that “it is expected that the Fund will generally hold a single equity ETF.” Will the Fund invest in a portfolio of ETFs or a single one? Please reconcile. Also, if the Fund will invest in a single ETF please explain why this isn’t potentially an indirect offering of the underlying ETF and how the Trust has considered Rule 140 under the Securities Act of 1933 (the “Securities Act”).
Response: The sentence stating that “it is expected that the Fund will generally hold a single equity ETF” has been removed.
The Fund is not engaged in an indirect offering of any underlying ETF(s) because the Fund acquires, holds, and disposes of underlying ETFs as part of its independent investment strategy, which includes active management by the Fund’s sub-adviser to determine whether to hold a particular underlying ETF and, if so, the percentage of the Fund’s assets to invest in such underlying ETF. Additionally, the Fund’s strategy does not implicate any of the policy concerns related to section 2(a)(11) or Rule 140 of the Securities Act because the underlying ETFs will be fully registered and easily accessible to investors.
5.    Comment: If the Funds will invest in affiliated ETFs please disclose this in each Fund’s Fund Summary and add a risk factor discussing any conflicts of interest this might present.
Response: The Funds do not anticipate investing in affiliated ETFs.
6.    Comment: Given that each Fund may invest in a small number of ETFs, please consider adding risk disclosure to the effect that 1) the Funds’ performance may be hurt disproportionately and significantly by the poor performance of the ETFs to which they have significant exposure, and 2) the Funds may be subject to greater market risk than more diversified funds.
Response: The Trust has added the following disclosure under “Principal Investment Risks” for each Fund and under “ADDITIONAL INFORMATION ABOUT THE FUNDS - ADDITIONAL INFORMATION ABOUT THE FUNDS’ PRINCIPAL INVESTMENT RISKS”:
“Small Number of Holdings Risk. Due to its small number of holdings, the Fund’s performance may be disproportionately and significantly more vulnerable to changes in the market value of an ETF to which it has significant exposure and more susceptible to risks associated with a single economic, political, or regulatory occurrence than a fund that has a higher number of holdings.”
7.    Comment: If a Fund’s strategy is expected to result in high portfolio turnover please add appropriate principal strategy and risk disclosure.

Response: The following disclosure has been added under “Principal Investment Strategies” for each Fund:
“In response to the Model, the Fund will alternate between Equity ETFs/Fixed Income ETFs and cash and cash equivalents. Depending on the Model’s signals, the Fund will likely shift between these investments resulting in a portfolio turnover rate of greater than 100%.”
The following disclosure has been added under “Principal Investment Risks” for each Fund and under “ADDITIONAL INFORMATION ABOUT THE FUNDS - ADDITIONAL INFORMATION ABOUT THE FUNDS’ PRINCIPAL INVESTMENT RISKS”:
“High Portfolio Turnover Risk. The Fund’s investment strategy may from time to time result in higher turnover rates. This may increase the Fund’s brokerage commission costs, which could negatively impact the performance of the Fund. Rapid portfolio turnover also exposes shareholders to a higher current realization of short-term capital gains, distributions of which would generally be taxed to you as ordinary income and thus cause you to pay higher taxes.”
8.    Comment: Please revise the second paragraph of the Principal Investment Strategies section of each Fund to explain in plain English what the Model does, including the data it considers, the analytics and outputs produced, and how the Model is used to make decisions. In correspondence, please tell the Staff more about how and by whom the Model was developed and validated and whether it has been used to manage third party money and for how long. Depending on the response, please consider the need for updated risk and strategy disclosure addressing the Model’s potential limitation and limited history.
Response: The second and third paragraphs of the Principal Investment Strategies section of each Fund have been combined and revised as follows:
“The Fund’s allocations to Equity ETFs and cash or cash equivalents are determined by an investment model (the “Model”) developed by the Fund’s sub-adviser, Stone Wall Financial Group LLC (the “Sub-Adviser”), that is driven by the Sub-Adviser’s proprietary trading platform, the SHEP® Quantitative Trading Platform (the “SHEP Platform”). The SHEP Platform stores historical security data, calculates necessary analytics, formulates algorithmic states across the entire historical period analyzed, and performs complex simulations that determine optimized risk threshold metrics unique to each security. The SHEP Platform uses machine learning to determine optimized risk threshold metrics, which better inform the Model’s established metrics for assessing market risk. The Model attempts to assess market risk and identify expected market upward or downward pricing trends through technical analysis by evaluating technical indicators, proprietary data analytics, and the proximities of security price movements relative to the optimized risk threshold metrics determined by the SHEP Platform. The Model measures technical indicators related to daily security price movements such as, among others, exponential moving averages (“EMA”) and moving average convergence/divergence (“MACD”), and correlations to the SHEP Platform’s established metrics respective to the price trends in U.S. equities, to produce specific buy and sell signals for the Fund’s securities. MACD is a trend-following momentum technical indicator intended to identify price trends, measure trend momentum and identify entry points for buying or selling. EMA is a technical indicator is used to produce buy and sell signals based on crossovers and divergences from the historical average.”
In addition, “Quantitative Security Selection and Model Risk” under Principal Investment Risks and the ADDITIONAL INFORMATION ABOUT THE FUNDS - ADDITIONAL INFORMATION ABOUT THE FUNDS’ PRINCIPAL INVESTMENT RISKS section of the prospectus have been revised as follows:
Machine Learning and Model Risk. Data for some securities may be less available and/or less current than data for securities in other markets. The Sub-Adviser uses a quantitative model, which relies in part on machine learning and data and information supplied by third parties. The Model’s processes could be adversely affected if erroneous or outdated data is utilized. This data may be incomplete or incorrect and therefore could be inaccurate in whole or in part. If the data is incomplete or incorrect, any decisions made in reliance thereon may lead to the inclusion or exclusion of securities that would have been excluded or included had the data been more comprehensive. To the extent the machine learning process does not perform as designed or as intended, the Fund’s strategy may not be successfully implemented, and the Fund may lose value. The securities selected using a quantitative model could perform differently from the financial markets as a whole as a result of the characteristics used in the analysis, the weight placed on each characteristic and changes in the characteristic’s historical trends. The factors used in those analyses may not be predictive of a security’s value and its effectiveness can change over time. These changes may not be reflected in the quantitative models. In addition, the investment models used in making investment decisions may not adequately consider certain factors, or may contain design flaws or faulty assumptions, any of which may result in a decline in the value of an investment in the Fund. The Model has not yet been used to manage third party money and therefore has no history of operations for investors to evaluate.
The Trust notes that the Model was developed by Jerrod Summers, Founder, Chief Executive Officer, and Chief Technology Officer of the Sub-Adviser and inventor of the SHEP Platform. Mr. Summers has a 27 year career in financial services with comprehensive knowledge and experience as a leader in wealth management, financial planning, building modern portfolio theory (MPT) investment strategies, and complex transformation technology efforts that drive creativity and ingenuity in delivering enterprise risk management and customer relationship management (CRM) solutions. The SHEP Platform driving the Model has been back-tested by the Sub-Adviser over periods spanning up to 30 years (1994-2024) of market performance across over 25 securities in each major asset class. A leading national audit firm has reviewed and concluded that the Model is logically constructed, internally consistent and arithmetically accurate in terms of its formulae, algorithms and calculations. On a real-time basis, the Sub-Adviser will maintain a redundant platform on a local server, which will be used to verify trade signals and serve as a backup for the main platform. The Sub-Adviser will rely on certain technical indicators that are available through multiple public sources. Technical indicators will be fed into the Cloud-based platform and simultaneously stored and monitored in the local server system. The indicators and technical signals will be manually monitored to confirm that the technical platform is processing signals properly. Because the rebalancing of the Funds will be event-based depending upon the triggers of the technical signals, rebalance signals will be verified by the Sub-Adviser’s review of the local server information before being transmitted to the Adviser. The Sub-Adviser’s trading algorithm affords a 24-hour period for the Sub-Adviser to receive, verify and transmit trade signals to the Adviser.
The Model has not yet been used to manage third party money and the following disclosure has been added to “Machine Learning and Model Risk”:
“The Model has not yet been used to manage third party money and therefore has no history of operations for investors to evaluate.”
9.    Comment: In the third paragraph of each Fund’s Principal Investment Strategies section, there is a reference to “rising market trends.” Please clarify in the disclosure what market trends, other than price movements, the Model assesses.
Response: The disclosure has been revised as follows to clarify that the Model also assesses market risk as follows:
“The Model is designed to assess market risk and identify a primary trend, or price direction, of stock and/or general market prices based on these inputs and assess their relationship to the SHEP Platform’s defined metrics of such securities and/or the market. Where the Model’s results suggest a continuation of rising market pricing trends and lower market risk, the Fund’s portfolio will maintain a higher allocation to equity securities. Whereas, when the Model’s results suggest falling market pricing trends and increasing market risk at levels that eclipse defined risks thresholds determined by the SHEP Platform, the Fund’s portfolio will be positioned to increase or maintain a higher allocation to cash or cash-equivalent investments.”
10.    Comment: Please revise the fourth sentence of the fourth paragraph of each Fund’s Principal Investment Strategies section to define terms and clarify meaning.
Response: The sentence has been moved to the second paragraph of the section and revised as follows:
“The Model measures technical ~~factors~~ indicators related to daily security price movements such as, among others, exponential moving averages (“EMA”), moving average convergence/divergence (“MACD”), and correlations to the SHEP Platform’s established metrics respective to the price trends in U.S. equities, to produce specific buy and sell signals for the Fund’s securities. MACD is a trend-following momentum technical indicator intended to identify price trends, measure trend momentum and identify entry points for buying or selling. EMA is a technical indicator is used to produce buy and sell signals based on crossovers and divergences from the historical average.”
11.    Comment: In the Principal Investment Risk section for the SHEP Tactical 500 ETF, consider adding disclosure to “Large Capitalization Companies Risk” that large capitalization companies may have slow or limited growth potential and may have difficulty responding quickly to industry trends and changes.
Response: The Trust has added the requested disclosure to the prospectus.
12.    Comment: With respect to the SHEP Tactical 500 ETF and the SHEP Tactical 1000 ETF, if the Sub-Adviser suspects that the Funds will focus on a particular sector or sectors, please add applicable principal strategy and risk disclosure.
Response: The following disclosure has been added to the Principal Investment Strategies and Principal Investment Risks sections of the prospectus of the SHEP Tactical 500 ETF:
“As more of the Fund’s assets are allocated to Equity ETFs, the Sub-Adviser expects the Fund to be more heavily exposed to the Information Technology sector.”
“Information Technology Sector Risk. Market or economic factors impacting technology companies and companies that rely heavily on technological advances could have a significant effect on the value of the Fund’s investments. The value of stocks of technology companies and companies that rely heavily on technology is particularly vulnerable to rapid changes in technology product cycles, rapid product obsolescence, government regulation and competition, both domestically and internationally, including competition from foreign competitors with lower production costs. Stocks of technology companies and companies that rely heavily on technology, especially those of smaller, less-seasoned companies, tend to be more volatile than the overall market. technology companies are heavily dependent on patent and intellectual property rights, the loss or impairment of which may adversely affect profitability.”
The following disclosure has been added to the Principal Investment Strategies and Principal Investment Risks sections of the prospectus of the SHEP Tactical 1000 ETF:
“As more of the Fund’s assets are allocated to Equity ETFs, the Sub-Adviser expects the Fund to be more heavily exposed to the Consumer Discretionary, Financials and Industrials sectors.”
Consumer Discretionary Sector Risk. Companies engaged in the design, production or distribution of products or services for the consumer discretionary sector are subject to the risk that their products or services may become obsolete quickly. The success of these companies can depend heavily on disposable household income and consumer spending. During periods of an expanding economy, the consumer discretionary sector may outperform the consumer staples sector, but may underperform when economic conditions worsen.

Financials Sector Risk. This sector, which includes banks, insurance companies, and financial service firms, can be significantly affected by changes in interest rates, government regulation, the rate of defaults on corporate, consumer and government debt, the availability and cost of capital, and fallout from the housing and sub-prime mortgage crisis. Banks, in particular, are subject to volatile interest rates, severe price competition, and extensive government oversight and regulation, which may limit certain economic activities available to banks, impact their fees and overall profitability, and establish capital maintenance requirements. In addition, banks may have concentrated portfolios of loans or investments that make them vulnerable to economic conditions that affect that industry. Insurance companies are subject to similar risks as banks, including adverse economic conditions, changes in interest rates, increased competition and government regulation, but insurance companies are more at risk from changes in tax law, government imposed premium rate caps, and catastrophic events, such as earthquakes, floods, hurricanes and terrorist acts. This sector has experienced significant losses in the recent past, and the impact of higher interest rates, more stringent capital requirements, and of recent or future regulation on any individual financial company, or on the sector as a whole, cannot be predicted. In recent years, cyber attacks and technology malfunctions and failures have become increasingly frequent in the financial sector and have caused significant losses.
Industrials Sector Risk. The value of securities issued by companies in the industrials sector may be affected by supply and demand both for their specific products or services and for industrials sector products in general. The products of manufacturing companies may face obsolescence due to rapid technological developments and frequent new product introduction.
13.    Comment: With respect to the SHEP Tactical 500 ETF and the SHEP Tactical 1000 ETF, in the third sentence under Sector Risk, should the reference to Fixed Income ETF be Equity ETF?
Response: The disclosure has been revised to reference an Equity ETF.
14.    Comment: Under “ADDITIONAL INFORMATION ABOUT THE FUNDS - ADDITIONAL INFORMATION ABOUT THE FUNDS’ PRINCIPAL INVESTMENT RISKS” consider disclosing that Large Capitalization Companies Risk only applies to the SHEP Tactical 500 ETF.
Response: The Trust has added the requested disclosure to the prospectus.
15.    Comment: Under “ADDITIONAL INFORMATION ABOUT THE FUNDS - ADDITIONAL INFORMATION ABOUT THE FUNDS’ PRINCIPAL INVESTMENT RISKS” consider adding disclosure that Sector Risk only applies to the SHEP Tactical 500 and SHEP Tactical 1000 ETFs.
Response: The Trust has added the requested disclosure to the prospectus.
16.    Comment: Under “ADDITIONAL INFORMATION ABOUT THE FUNDS - ADDITIONAL INFORMATION ABOUT THE FUNDS’ PRINCIPAL INVESTMENT RISKS” consider adding disclosure that Small- and Mid-Capitalization Company Risk only applies to the SHEP Tactical 1000 ETF.
Response: The Trust has added the requested disclosure to the prospectus.
STATEMENT OF ADDITIONAL INFORMATION
17.    Comment: The SEC has taken the position that the Trust and its investment advisers may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether a fund is in compliance with its concentration policies. Please add disclosure to clarify that the Funds will consider the investments of its underlying investment companies when determining compliance with its concentration policies.
Response: The Fund acknowledges the SEC’s position and the following disclosure has been added:

“Further, for purposes of complying with the concentration policy, the securities of other investment companies, whether registered or excluded from registration under Section 3(c) of the 1940 Act, are not considered to be issued by members of any industry. However, when the Fund invests in an affiliated or unaffiliated investment company (“underlying fund”), it will consider the underlying holdings of the underlying fund for purposes of complying with the Fund’s concentration policy.
If you have any questions regarding the above responses, please do not hesitate to contact me at (513) 708-6391 or Tina.Bloom@practus.com.
Sincerely,
/s/ Tina Bloom
Tina Bloom
Counsel

EXHIBIT A
SHEP Tactical 500 ETF
FEES AND EXPENSES
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the table or example.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.75%
Distribution and/or Service (12b-1) Fees	None
Other Expenses[1]	0.00%
Acquired Fund Fees and Expenses[1]	0.11%
Total Annual Fund Operating Expenses	0.86%
1 Other Expenses and Acquired Fund Fees and Expenses are estimated for the current fiscal year. “Acquired Fund Fees and Expenses” (“AFFE”) are indirect fees and expenses that the Fund incurs from investing in the shares of other investment companies.
EXAMPLE
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the example. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year:	Three Years:
$88	$274

SHEP Tactical Opportunities 1000 ETF
FEES AND EXPENSES
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the table or example.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.75%
Distribution and/or Service (12b-1) Fees	None
Other Expenses[1]	0.00%
Acquired Fund Fees and Expenses[1]	0.08%
Total Annual Fund Operating Expenses	0.83%
1 Other Expenses and Acquired Fund Fees and Expenses are estimated for the current fiscal year. “Acquired Fund Fees and Expenses” (“AFFE”) are indirect fees and expenses that the Fund incurs from investing in the shares of other investment companies.
EXAMPLE
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the example. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year:	Three Years:
$85	$265

SHEP Noah’s Ark ETF
FEES AND EXPENSES
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the table or example.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.45%
Distribution and/or Service (12b-1) Fees	None
Other Expenses[1]	0.00%
Acquired Fund Fees and Expenses[1]	0.07%
Total Annual Fund Operating Expenses	0.52%
1 Other Expenses and Acquired Fund Fees and Expenses are estimated for the current fiscal year. “Acquired Fund Fees and Expenses” (“AFFE”) are indirect fees and expenses that the Fund incurs from investing in the shares of other investment companies.
EXAMPLE
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the example. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year:	Three Years:
$53	$167